Exhibit 99.1

FOR IMMEDIATE RELEASE

Eco Wave Power Signs U.S. Manufacturing Agreement to Launch First-Ever Wave Energy
Project in the Port of Los Angeles

Los Angeles, California – April 23, 2025 – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a leading onshore wave energy technology company, is pleased to announce the signing of a manufacturing agreement with All-Ways Metal, Inc., a woman-owned business based in California, for the production of floaters for its innovative wave energy project in the Port of Los Angeles. This marks a major milestone in the development of Eco Wave Power’s first-ever U.S. proof-of-concept installation.

The floaters, which form a key component of Eco Wave Power’s proprietary wave energy conversion technology, will be manufactured locally by All-Ways Metal and are scheduled for delivery within 70 days. Once completed, the floaters will be installed and connected to the Municipal Pier One at the Port of Los Angeles, signifying the official launch of the Company’s groundbreaking U.S. project.

This agreement follows Eco Wave Power’s receipt of a final licensing approval from the Port of Los Angeles, which was granted earlier this month, and builds on the federal permit received from the U.S. Army Corps of Engineers in November 2024. These key regulatory milestones clear the way for full implementation of the Company’s first U.S.-based wave energy system.

Co-developed with Shell Marine Renewable Energy (Shell MRE), the project represents a powerful convergence of public and private investment in next-generation renewable energy infrastructure. Once operational, the pilot installation will serve as a scalable model for future wave energy deployments along the U.S. coastline and globally.

“As we expand into the United States, we are proud to collaborate with All-Ways Metal, a highly respected and experienced woman-owned fabrication business,” said Inna Braverman, Founder and CEO of Eco Wave Power. “By producing the floaters locally, we are not only accelerating project timelines but also supporting local job creation and contributing to the emergence of a new sustainable energy industry in the U.S.”

“We are honored to partner with Eco Wave Power on this forward-thinking project,” said Rachelle Pickens, CEO of All-Ways Metal, Inc. “For over four decades, we’ve built a reputation for delivering precision, reliability, and innovation—and we are excited to bring that expertise to the clean energy sector. Manufacturing the floaters right here in California aligns with our commitment to supporting local industry while contributing to a greener future.”

This first U.S. installation serves as a strategic demonstration project, positioning Eco Wave Power to scale its wave energy technology across North America. Executed under a Pilot Test Agreement with Shell Marine Renewable Energy, the initiative benefits from the support of a globally recognized energy leader. In addition, by manufacturing the floaters locally through a woman-owned, California-based firm, the Company is shortening lead times, and advancing ESG goals through a domestic supply chain. With all necessary regulatory approvals secured—including permits from the Port of Los Angeles and the U.S. Army Corps of Engineers—the project is set for rapid implementation.

About All-Ways Metal, Inc.

Founded in 1983, All-Ways Metal, Inc. is a woman-owned business offering custom sheet metal fabrication and CNC machining to a wide range of industries, including aerospace, medical, transportation, and entertainment. Located in a 30,000 square foot facility in California, the company is known for its expertise, efficiency, and commitment to quality. All-Ways Metal continues to invest in state-of-the-art technology to meet and exceed customer expectations.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy company revolutionizing clean energy with its patented, smart, and cost-efficient technology that converts ocean and sea waves into sustainable electricity.

Dedicated to combating climate change, Eco Wave Power operates the first grid-connected wave energy system in Israel, co-funded by EDF Renewables IL and the Israeli Energy Ministry, which recognized the technology as a “Pioneering Technology.

“Expanding globally, Eco Wave Power is preparing to install projects at the Port of Los Angeles, Taiwan, and Portugal, adding to its impressive project pipeline totaling 404.7 MW. The company has received support from prestigious institutions such as the European Union Regional Development Fund, Innovate UK, and the Horizon 2020 program, and was honored with the United Nations’ Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market. Learn more at www.ecowavepower.com.

Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact the company at: info@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses: the belief that the manufacturing agreement marks a major milestone in the development of the Company’s U.S. proof-of-concept installation; the expected delivery, installation and connection of the floaters; the belief that the delivery of the floaters marks the official launch of the Company’s U.S. project; the belief that this project represents a powerful convergence of public and private investment in next-generation renewable energy infrastructure and that the pilot installation will serve as a scalable model for future wave energy deployments along the U.S. coastline and globally; the belief that the Company is supporting local job creation and contributing to the emergence of a new sustainable energy industry in the U.S through this manufacturing agreement; the belief of All-Ways Metal, Inc that manufacturing the floaters in California aligns with its commitment to supporting local industry while contributing to a greener future; that this U.S. installation serves as a strategic demonstration project, positioning the Company to scale its wave energy technology across North America; that this manufacturing contract contributes to shortening lead times and advancing environmental and social governance goals through a domestic supply chain; and that with all necessary regulatory approvals secured, the project is set for rapid implementation. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 3, 2025, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.